Fourth Quarter and Full Year 2014 - Earnings Call March 12, 2015 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation
Reform Act of 1995. This presentation may contain “forward looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,”
“targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. These risks and uncertainties include, but are not limited to, the ability of Constellium and Wise to achieve expected synergies and the timing thereof; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-
consuming or costly than expected; Constellium’s increased levels of indebtedness as a result of the transaction, which could limit Constellium’s operating flexibility and opportunities; the potential failure to retain key employees as a result of the transaction or during the integration of the business, the loss of customers, suppliers and other business relationships as a result of the transaction; disruptions to business operations resulting from the transaction; slower or lower than expected growth in the North American market for Body-in-White aluminum rolled products and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-
looking statements contained in this presentation. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.
Forward-looking statements

Fourth Quarter 2014 – Earnings Call

Non-GAAP measures
This presentation includes information regarding certain non-GAAP financial measures, including
Adjusted EBITDA, Adjusted EBITDA per metric ton, Adjusted Free Cash Flow and Net Debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted
EBITDA-related performance measure when reporting their results. Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Adjusted Free Cash Flow and Net Debt are not presentations made in accordance with
IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the
IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures.

Fourth Quarter 2014 – Earnings Call

Pierre Vareille Chief Executive Officer

Adjusted EBITDA of €275 million, down 2% from 2013, reflecting strong performance in P&ARP and AS&I offset by higher metal premiums and continuing operational headwinds in our A&T segment
Shipments of 1.1 million metric tons, up 4%
Revenue of €3.7 billion, up 5%
Continued improvement in net trade working capital and days sales outstanding (5 days reduction Q4 2013 to Q4 2014 – from 25 to 20 DSOs)
2014 Highlights
(% change 2014 vs 2013)

Fourth Quarter 2014 – Earnings Call

Packaging and Automotive Rolled Products Segment
Excellent operational performance at Neuf-Brisach
Body-in-White projects in Singen, Neuf-Brisach and Bowling Green on schedule
Strong Body-in-White interest to drive near-term decision to add additional finishing capacity in the U.S.
2014 negative impact metal premiums of €6 million compared to 2013
Segment Outlook/Mix
Constellium Recent Developments
Solid shipments of 620 kt in 2014 up 4% from 595 kt in 2013
Packaging volume steady
Specialty and other thin-rolled volume up 10%
Automotive Rolled products shipments of 76 kt up 37% from 2013

Fourth Quarter 2014 – Earnings Call

Aerospace and Transportation Segment
Solid demand in Aerospace market with majority of business under long term contracts
2014 shipments of 238 kt down 3% from 244 kt in 2013, Aerospace rolled product shipments down 4%
Laurent Musy appointed President of A&T
4Q results as anticipated, hot mill outage in Ravenswood during
October impacted Adjusted EBITDA by €5 million
Recovery plan proceeding as anticipated, new pusher furnace capacity in Ravenswood on schedule for 2016, debottlenecking activities making progress
2014 negative impact metal premiums of €8 million compared to 2013
Segment Outlook/Mix
Constellium Recent Developments

Fourth Quarter 2014 – Earnings Call

Segment Mix/Outlook
Automotive Structures and Industry Segment
Automotive Structures market demand remains strong, Industry market remains competitive
2014 shipments of 208 kt up 9% from 191 kt in 2013; Automotive extrusions volume up 28%
Plant expansion in Michigan complete, China
expansion/reorganization in progress
One of the largest suppliers of high-strength
structural parts for the Ford F-150
New €23 million investment in Decin, Czech
Republic, increases capacity by approximately 20%
from 60 kt in 2014 to 73 kt in 2018
2014 negative impact metal premiums of €9 million
compared to 2013
Constellium Recent Developments

Fourth Quarter 2014 – Earnings Call

Didier Fontaine Chief Financial Officer

280
(23)
12
(30)
16
24
(4)
275
EBITDA FY 2013
premium increase
FX impact
A&T
PARP
AS&I
Other
EBITDA FY 2014

Constellium

2014 Adjusted EBITDA Negative impact of higher premiums and A&T performance largely offset by FX and strong automotive growth in P&ARP and AS&I 10 Fourth Quarter 2014 – Earnings Call

59
(10)
9
(15)
4
6
(2)
51
Adj. EBITDA Q4 2013
premium increase
FX impact
A&T
PARP
AS&I
Other
Adj. EBITDA Q4 2014

Constellium

Q4 2014 Adjusted EBITDA 11 Fourth Quarter 2014 – Earnings Call Continuing operational issues in A&T lower Q4 EBITDA

A&T
P&ARP
AS&I
(25)%
120
91
FY 13
FY 14
+12%
105
118
FY 13
FY 14
+23%
58
73
FY 13
FY 14

(23)%
491
380
FY 13
FY 14
+8%
176
190
FY 13
FY 14
+13%
311
351
FY 13
FY 14

Constellium

Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton

Fourth Quarter 2014 – Earnings Call
Shipments:  244kt 238kt (3)%
Shipments:  595kt 620kt +4%
Shipments:  191kt 208kt +9%
2014 Segment Performance – includes €(23)M Premium impact

A&T

P&ARP

AS&I

(42)%
29
18
Q4 13
Q4 14
+12%
20
22
Q4 13
Q4 14
12
+23%
16
Q4 13
Q4 14

(36)%
471
303
Q4 13
Q4 14
+3%
155
159
Q4 13
Q4 14
+7%
301
323
Q4 13
Q4 14

Constellium

Segment Adjusted EBITDA (€m) Adjusted EBITDA per ton

Shipments:  61kt 55kt (9)%
Shipments:  131kt 142kt +9%
Shipments:  45kt 51kt +15%
Fourth Quarter 2014 – Earnings Call
Q4 2014 Segment Performance – includes €(10)M Premium impact

Positive Adjusted Free Cash Flow
€ millions
Year ended
Dec 31, 2014
Year ended
Dec 31, 2013
Cash flow from operating activities 212 184
Margin calls included in cash flow from operating activities (11) (4)
Cash flow from operating activities excluding margin calls 201 180
Capital expenditure (199) (144)
Adjusted Free Cash Flow 2 36

Increasing cash flow from operating activities allowed funding of planned capital projects
Fourth Quarter 2014 – Earnings Call

514
470
463
32 days
401
381
€(92)m
373
320
25 days
285
295
298
€(68)m
20 days
289
€(17)m
221
204
Q4 11
Q1 12
Q2 12
Q3 12
Q4 12
Q1 13
Q2 13
Q3 13
Q4 13
Q1 14
Q2 14
Q3 14
Q4 14

Constellium

Trade Working Capital Continues to Improve

5 days of sales outstanding improvement and €17 million trade working capital reduction despite higher LME and premiums
Fourth Quarter 2014 – Earnings Call

€ millions December 31, 2014
Total Debt
(*)
1,213
Cash and Cash Equivalents 989
Net Debt 224
Liquidity
(**)
1,300
(*)
Including fair value of cross currency interest swap and cash pledged for issuance of guarantees
(**)
Liquidity measured as the sum of Cash and Cash Equivalents and availability under long-term committed facilities
Strong Liquidity Provides Maximum Optionality to Service
Greater Debt

With Wise Metals, Net Debt will increase and pro-forma liquidity will remain in excess of €900 million
Fourth Quarter 2014 – Earnings Call

Wise Metals Acquisition Update
Transaction closed on January 5, 2015
Globalizes Constellium’s portfolio - North American sales increase from 14% to 30%+
Acquisition financed with debt
Wise Metals 2014 results will be consolidated into Constellium beginning in Q1 2015 in Euros and under IFRS
Integration proceeding according to plan
Expected strong Q1 2015 volume
30%

Fourth Quarter 2014 – Earnings Call

Key Takeaways

Fourth Quarter 2014 – Earnings Call
2014 Shipments, Revenues and Adjusted EBITDA, +4%, +5% and (2%),
respectively, compared to 2013
Continued strong performance in P&ARP and AS&I
Total automotive shipments up 32% in 2014 to 165k metric tons, representing
16% of total shipments up from 12% in 2013
Total automotive shipments poised to triple once growth initiatives are complete and could represent more than one-third of total company shipments by 2022
Body-in-White expansion projects progressing on track; strong interest to drive near-term decision to add additional finishing capacity in the U.S.
As expected, A&T results disappointing due to continuing operational challenges and capacity constraints
Continued improvement in net trade working capital and days sales outstanding,
5 day reduction from Q4 2013

Q & A 19 Fourth Quarter 2014 – Earnings Call

Appendix 20 Fourth Quarter 2014 – Earnings Call

Total Automotive products increase 32% to 165kt or 16% of 2014 shipments, up from 12% in 2013
BiW growth initiatives poised to triple automotive shipments once completed and could represent more than one-third of company shipments by 2022

2013 2014 Change
Aerospace rolled products
112 108 (4%)
Transportation, industry and other rolled products
132 130 (1%)
Packaging rolled products
493 494 0%
Automotive rolled products
56 76 37%
Specialty and other thin-rolled products
46 50 10%
Automotive extruded products
70 89 28%
Other extruded products
121 119 (2%)
Eliminations and other
(5) (4) 0%
Total
1,025 1,062 4%
k metric tons
Fourth Quarter 2014 – Earnings Call
Shipments by Product Line (000’s metric tons)

IFRS – Income Statement
€ millions
Three months ended
Dec 31, 2014
Three months ended
Dec 31, 2013
Revenue 936 806
(Loss) / income from operations (10) 38
Other expenses 1 (3)
Finance costs – net (12) (6)
Share of loss of joint-ventures (1) -
(Loss) / income before income taxes (22) 29
Net income from discontinued operations - -
Income tax benefit 6 4
Net (loss) / income (16) 33

Fourth Quarter 2014 – Earnings Call

IFRS – Income Statement
€ millions
Year ended
Dec 31, 2014
Year ended
Dec 31, 2013
Revenue 3,666 3,495
Income from operations 150 209
Other expenses - (27)
Finance costs – net (58) (50)
Share of (loss) / profit of joint-ventures (1) 3
Income before income taxes 91 135
Net income from discontinued operations - 4
Income tax expense (37) (39)
Net  income 54 100

Fourth Quarter 2014 – Earnings Call

IFRS – Statement of Financial Position
€ millions December 31, 2014 December 31, 2013
Non-current assets 952 674
Current assets 2,046 1,069
Assets held for sale 14 21
Total Assets 3,012 1,764
Equity (37) 36
Non-current liabilities 1,991 970
Current liabilities 1,050 749
Liabilities held for sale 8 9
Total Equity and Liabilities 3,012 1,764

Fourth Quarter 2014 – Earnings Call

Net Debt Reconciliation
€ millions December 31, 2014 December 31, 2013
Borrowings 1,252 348
Fair value of cross currency interest rate swap (29) 26
Cash and cash equivalents (989) (233)
Cash pledged for issuance of guarantees (10) (9)
Net Debt 224 132

Fourth Quarter 2014 – Earnings Call

Adjusted Free Cash Flow Reconciliation
€ millions
Three months
ended Dec 31, 2014
Three months
ended Dec 31, 2013
Cash flow from operating activities 90 105
Margin calls included in cash flow from
operating activities
- -
Cash flow from operating activities
excluding margin calls
90 105
Capital expenditure (72) (52)
Adjusted Free Cash Flow 18 53

Fourth Quarter 2014 – Earnings Call

Adjusted Free Cash Flow Reconciliation
€ millions
Year ended
December 31, 2014
Year ended
December 31, 2013
Cash flow from operating activities 212 184
Margin calls included in cash flow from
operating activities
(11) (4)
Cash flow from operating activities
excluding margin calls
201 180
Capital expenditure (199) (144)
Adjusted Free Cash Flow 2 36

Fourth Quarter 2014 – Earnings Call

Reconciliation net income
€ millions
Three months
ended
December 31, 2014
Three months
ended
December 31, 2013
Year ended
December 31, 2014
Year ended
December 31, 2013
Net income / (loss) (16) 33 54 100
Income tax (benefit) / expense (6) (4) 37 39
Net (Income) from discontinued operations - - - (4)
(Loss) / income before income tax (22) 29 91 135
Finance costs - net 12 6 58 50
Other expenses (1) 3 - 27
Share of loss / (profit) of joint-ventures 1 - 1 (3)
(Loss) / income from operations (10) 38 150 209
Depreciation and impairment 17 13 49 32
Unrealized gains from remeasurement of monetary assets and
liabilities
- (2) (1) (2)
Unrealized losses/(gains) on derivatives 24 (10) 53 (12)
Losses on disposal 1 1 5 5
Restructuring costs 5 2 12 8
Apollo management fees - - - 2
Start-up and development costs 5 5 11 7
Wise acquisition costs 32 - 34 -
Ravenswood OPEB plan amendments - - (9) (11)
Swiss pension settlements (6) - (6) -
Income tax contractual reimbursements (8) - (8) -
Metal price lag (11) 8 (27) 29
Share-based plans - - 4 2
Other 2 4 8 11
Adjusted EBITDA 51 59 275 280

Fourth Quarter 2014 – Earnings Call